UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

P1666E105

(CUSIP Number)

Luis Enrique Williams 549,

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Campalier, S.A. de C.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,919,793
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,919,793
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,919,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.38%[1]
14		TYPE OF REPORTING PERSON (See Instructions) HC

[1]	Based on 37,316,546 Ordinary Shares outstanding as of February 15, 2022.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luis German Campos Orozco
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,919,793
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,919,793
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,919,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.38%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

2 Based on 37,316,546 Ordinary Shares outstanding as of February 15, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, no par value (“Ordinary Shares”), of Betterware de México, S.A.P.I. de C.V., a Mexican sociedad anónima promotora de inversion de capital variable (the “Issuer”). The principal executive offices of the Issuer are located at Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, México.

Item 2.	Identity and Background.

(a)	This Statement is being jointly filed by Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Campalier”), and Luis German Campos Orozco, a Mexico citizen (“Mr. Campos” and, together with Campalier, the “Reporting Persons”).

Mr. Campos directly owns 99.99% of the issued and outstanding shares of Campalier. Mr. Campos also serves as the Manager of Campalier and the sole member of Campalier’s Board of Directors. In his capacity as Manager, sole director and majority shareholder of Campalier, Mr. Campos exercises voting and investment power over any securities held for the accounts of Campalier.

Other than Mr. Campos, the executive officers of Campalier (collectively, the “Campalier Officers”) are Reynaldo Vizcarra Méndez, Secretary; Fabian Óscar Monsalve Agraz, Alternate Secretary; and Fabián Morales Velázquez, Commissioner. Each of the Campalier Officers is a Mexico citizen.

(b)	The principal business address of each of the Reporting Persons and the Campalier Officers is Av. Acueducto 6075-A, Local A, Puerta de Hierro, Zapopan, Jalisco, 45116, México.

(c)	The present principal business of Campalier is acting as an investment vehicle of the Ordinary Shares owned in the Issuer. The principal occupation of Mr. Campos is a businessman and Board Chairman of the Issuer. The principal occupation of each of the Campalier Officers is set forth in Item 2(a) of this Statement.

(d)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the Campalier Officers, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the Campalier Officers, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) for the citizenship of the Reporting Persons and the Campalier Officers.

Item 3.	Source and Amount of Funds or Other Consideration.

The Business Combination

On August 2, 2019, Campalier, the Issuer, DD3 Acquisition Corp., a British Virgin Islands company (“DD3”), and certain other entities entered into a Combination and Stock Purchase Agreement (as amended, the “Combination and Stock Purchase Agreement”), pursuant to which DD3 agreed to merge with and into the Issuer (the “Merger”) in a business combination resulting in the Issuer surviving the Merger (the “Business Combination”) whereby, at the effective time of the Merger (the “Effective Time”), among other things, all of the Issuer’s ordinary shares issued and outstanding immediately prior to the Effective Time were canceled and exchanged for a number of newly issued Ordinary Shares determined in accordance with the terms of the Combination and Stock Purchase Agreement.

The foregoing description of the Combination and Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Combination and Stock Purchase Agreement, as amended, which are attached hereto as Exhibits 99.2, 99.3 and 99.4 and incorporated by reference herein.

The Business Combination was consummated and closed on March 13, 2020 (the “Closing”). In connection with the Closing, all of the Issuer’s shares held, directly and indirectly, by Campalier immediately prior to the Effective Time were cancelled and exchanged for 18,866,130 Ordinary Shares. All of the Ordinary Shares issued pursuant to the Business Combination were registered pursuant to a Registration Statement on Form F-4 (File Number 333-233982), which was declared effective by the Securities & Exchange Commission (the “SEC”) on January 22, 2020.

The Incentive Plan

On August 15, 2019, the Issuer adopted an incentive compensation plan (the “Incentive Plan”), which reserved up to 5.0% of the Issuer’s Ordinary Shares for delivery to certain directors and officers of the Issuer in accordance with its terms. The purpose of the Incentive Plan is to provide eligible employees the opportunity to receive stock-based incentive awards in order to encourage them to contribute materially to the Issuer’s growth and to align the economic interests of such persons with those of the Issuer’s stockholders.

In recognition of Mr. Campos’ service as the Board Chairman of the Issuer, on May 6, 2021, the Issuer granted 731,699 Ordinary Shares to Mr. Campos pursuant to the Incentive Plan. At the direction of Mr. Campos, the Issuer issued all of these Ordinary Shares to Campalier. No funds were exchanged for the transfer of these Ordinary Shares.

Following the issuance of the Ordinary Shares granted to Mr. Campos pursuant to the Incentive Plan, Campalier directly held 19,597,829 Ordinary Shares.

Open Market Purchase

Between February 14, 2022 and February 22, 2022, Campalier acquired, through open market transactions, 321,964 additional Ordinary Shares of the Issuer, for an aggregate purchase price of $4,755,083.27, which purchases were made with working capital. Following the purchase of these Ordinary Shares through open market transactions, Campalier directly held 19,919,793 Ordinary Shares.

Item 4.	Purpose of the Transaction.

The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine to, directly or indirectly (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Persons; (iv) changes in law and government regulations; (v) general economic conditions; and (vi) financial and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 19,919,793 Ordinary Shares, representing 53.38% of the outstanding Ordinary Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 19,919,793 Ordinary Shares.

The Ordinary Shares beneficially owned by the Reporting Persons as a percentage of the outstanding Ordinary Shares of the Issuer presented in this Statement is based upon 37,316,546 Ordinary Shares outstanding as of February 15, 2022.

(c)	Schedule I hereto sets forth all transactions with respect to the Ordinary Shares effected by the Reporting Persons in the past 60 days. Other than the acquisition of Ordinary Shares as reported herein, the Reporting Persons have not effected any other transactions in Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

Lock-Up Agreements

In connection with the Business Combination, the Issuer, DD3, Campalier and certain other security holders of the Issuer entered into the Member Lock-Up Agreement, dated as of March 11, 2020 (the “Member Lock-Up Agreement”), pursuant to which Campalier and such other security holders agreed not to transfer any Ordinary Shares held by them for a period of twelve months after the Closing, subject to certain limited exceptions. The Member Lock-Up Agreement expired in accordance with its terms.

In connection with the Business Combination, the Issuer, DD3, Mr. Campos and certain other members of the Issuer’s management team entered into the Management Lock-Up Agreement, dated as of March 11, 2020 (the “Management Lock-Up Agreement”), pursuant to which Mr. Campos and such other members of the Issuer’s management team agreed not to transfer any Ordinary Shares held by them for a period of twelve months after the Closing, subject to certain limited exceptions. The Management Lock-Up Agreement expired in accordance with its terms.

The foregoing descriptions of the Member Lock-Up Agreement and the Management Lock-Up Agreement are qualified in their entirety by reference to the full text of the Member Lock-Up Agreement and the Management Lock-Up Agreement, which are attached hereto as Exhibits 99.5 and 99.6, respectively, and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of February 25, 2022, by and among the Reporting Persons.

99.2	Combination and Stock Purchase Agreement, dated as of August 2, 2019, by and among the Issuer, DD3, Campalier, Promotora Forteza, S.A. de C.V., Strevo, S.A. de C.V., BLSM Latino América Servicios, S.A. de C.V., and, solely for the purposes of Article XI, DD3 Mex Acquisition Corp, S.A. de C.V. (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Issuer’s Registration Statement on Form F-4/A (File No. 333-233982) filed with the SEC on January 10, 2020).

99.3	Amendment Agreement to the Combination and Stock Purchase Agreement, dated as of September 23, 2019, by and among the Issuer, DD3, Campalier, Promotora Forteza, S.A. de C.V., Strevo, S.A. de C.V., BLSM Latino América Servicios, S.A. de C.V., and DD3 Mex Acquisition Corp, S.A. de C.V. (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form F-4 (File No. 333-233982) filed with the SEC on September 27, 2019).

99.4	Second Amendment to the Combination and Stock Purchase Agreement, dated as of February 3, 2020, by and among the Issuer, DD3, Campalier, Promotora Forteza, S.A. de C.V., Strevo, S.A. de C.V., BLSM Latino América Servicios, S.A. de C.V., and DD3 Mex Acquisition Corp, S.A. de C.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38700) of DD3 Acquisition Corp. filed with the SEC on February 4, 2020).

99.5	Member Lock-Up Agreement, dated as of March 11, 2020, by and among the Issuer, DD3, Campalier and certain other security holders (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report on Form 6-K (File No. 001-39251) filed with the SEC on March 13, 2020).

99.6	Management Lock-Up Agreement, dated as of March 11, 2020, by and among the Issuer, DD3, Mr. Campos and the other directors and officers party thereto (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report on Form 6-K (File No. 001-39251) filed with the SEC on March 13, 2020).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

Campalier, S.A. de C.V.

By:	/s/ Luis German Campos Orozco
Name:	Luis German Campos Orozco
Title:	Manager

Luis German Campos Orozco

By:	/s/ Luis German Campos Orozco